FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                        of the Securities Exchange Act of
                                      1934


                                 April 18, 2006

                        Commission File Number 001-14978


                               SMITH & NEPHEW plc
                               (Registrant's name)


                                 15 Adam Street
                            London, England WC2N 6LA
              (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: April 18, 2006
                                                 By:   /s/ Paul Chambers
                                                       -----------------
                                                 Paul Chambers
                                                 Company Secretary








Smith & Nephew Announces Timing Change of First Quarter Results Conference Call

18 April 2006

Smith & Nephew plc, (LSE: SN, NYSE: SNN), the global medical technology business, announces a change in the timing of the first quarter results conference call with financial analysts from 12.30pm BST/7.30am Eastern to 12.00 noon BST/7.00am Eastern on Thursday 27 April 2006. This change is a result of clashes with other industry conference calls taking place on the same day. The release of the announcement of first quarter results will remain at 11.00am BST/ 6.00am Eastern on that day.


Enquiries

Smith & Nephew UK
Julie Allen                                             Tel: +44 (0)20 7401 7646
Investor Relations Co-ordinator

Financial Dynamics UK
David Yates/Ben Atwell                                  Tel: +44 (0)20 7831 3113

Financial Dynamics US
Jonathan Birt                                               Tel: +1 212 850 5634


About us

Smith & Nephew is a global medical technology business, specialising in Orthopaedics, Endoscopy and Advanced Wound Management products. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the fastest growing global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people's lives. The company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The company has over 8,500 employees and operates in 33 countries around the world generating annual sales of $2.6 billion.